UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

DEVON ENERGY CORPORATION

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

25179M103

(CUSIP Number)

D. Martin Phillips

EnCap Investments L.P.

1100 Louisiana Street, Suite 4900

Houston, Texas 77002

(713) 659-6100

with a copy to:

W. Matthew Strock

Douglas E. McWilliams

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

•

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25179M103

1	Name of Reporting Person EnCap Energy Capital Fund IX, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 4,903,935
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 4,903,935
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,903,935
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.72% (1)
14	Type of Reporting Person PN

(1)

This calculation is based on an assumed total of 677,000,000 shares of common stock, $0.10 par value per share (“Common Stock”), of Devon Energy Corporation, a Delaware corporation (the “Issuer”), issued and outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 4, 2021.

CUSIP No. 25179M103

1	Name of Reporting Person Felix Investments Holdings II, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) -0-
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 25179M103

1	Name of Reporting Person Felix Energy Investments II, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) -0-
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 25179M103

1	Name of Reporting Person EnCap Energy Capital Fund X, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 25,665,893
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 25,665,893
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,665,893
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.79% (1)
14	Type of Reporting Person PN

(1)

This calculation is based on an assumed total of 677,000,000 shares of Common Stock of the Issuer issued and outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 4, 2021.

CUSIP No. 25179M103

1	Name of Reporting Person EnCap Partners GP, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 30,569,828 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 30,569,828 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,569,828 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.52% (2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP”), is the sole general partner of EnCap Partners, LP (“EnCap Partners”), which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”), a Delaware limited liability company, which is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), a Delaware limited liability company, which is the sole general partner of EnCap Investments L.P. (“EnCap Investments LP”), which is the sole general partner of EnCap Equity Fund IX GP, L.P. (“EnCap Fund IX GP”) and EnCap Equity Fund X GP, L.P. (“EnCap Fund X GP”), which are the sole general partners of EnCap Energy Capital Fund IX, L.P. (“EnCap Fund IX”) and EnCap Energy Capital Fund X, L.P., each a Texas limited partnership (“EnCap Fund X”), respectively. Therefore, (i) EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP and EnCap Fund IX GP may be deemed to beneficially own the Common Stock owned by EnCap Fund IX and (ii) EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP and EnCap Fund X GP may be deemed to beneficially own the Common Stock owned by EnCap Fund X. (A) EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP and EnCap Fund IX GP disclaim beneficial ownership of the Common Stock owned by EnCap

CUSIP No. 25179M103

Fund IX except to the extent of their respective pecuniary interest therein, (B) EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP and EnCap Fund X GP disclaim beneficial ownership of the Common Stock owned by EnCap Fund X except to the extent of their respective pecuniary interest therein and (C) this statement shall not be deemed an admission that any such entity is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Act, or any other purpose.

(2)

This calculation is based on an assumed total of 677,000,000 shares of Common Stock of the Issuer issued and outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 4, 2021.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the information provided in the Schedule 13D (the “Original Schedule 13D”) filed on January 13, 2021 with the Securities and Exchange Commission (the “SEC”) by Felix STACK Holdings, LLC (“Felix STACK”), EnCap FEx Holdings, LLC (“EnCap FEx” and, together with Felix STACK, the “Felix I Entities”), Felix Investments Holdings II, LLC (“Felix Investments”), Felix Energy Investments II, LLC (“Felix Energy” and, together with Felix Investments, the “Felix II Entities”) and EnCap Partners GP, LLC, each a Delaware limited liability company (“EnCap Partners GP”), and EnCap Energy Capital Fund IX, L.P. (“EnCap Fund IX”) and EnCap Energy Capital Fund X, L.P., each a Texas limited partnership (“EnCap Fund X” and, together with EnCap Fund IX, the “EnCap Funds” and the EnCap Funds, together with EnCap Partners GP, the “EnCap Entities”), as amended by Amendment No. 1 filed on February 25, 2021. This Amendment amends and supplements the Original Schedule 13D (as amended and supplemented, the “Schedule 13D”) on behalf of the undersigned to furnish the information set forth herein and relates to the beneficial ownership of the shares of common stock, $0.10 par value per share (the “Common Stock”), of Devon Energy Corporation, a Delaware corporation (the “Issuer”). Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D in their entirety.

This Amendment is being filed on behalf of the reporting persons identified on the cover pages of this Amendment. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background

This Schedule 13D is being filed by EnCap Fund IX, EnCap Fund X and EnCap Partners GP. EnCap Fund IX, EnCap Fund X and EnCap Partners GP are sometimes referred to in this Schedule 13D individually as a “Reporting Person” and, collectively, they are referred to herein as the “Reporting Persons.”

EnCap Partners GP is the sole general partner of EnCap Partners, LP (“EnCap Partners”), which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”). EnCap Holdings is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the sole general partner of EnCap Investments L.P. (“EnCap Investments LP”). EnCap Investments LP is the sole general partner of EnCap Equity Fund X GP, L.P. (“EnCap Fund X GP”), which is the sole general partner of EnCap Fund X.

The address of the principal office of the EnCap Entities is 1100 Louisiana Street, Suite 4900, Houston, Texas 77002. The principal business of each of the EnCap Funds is investing in securities of energy companies and related assets. The principal business of EnCap Partners GP is indirectly managing the EnCap Funds.

Information regarding the executive officers, managers or other control persons of the EnCap Funds and EnCap Partners GP is set forth on Schedule A and Schedule B, respectively, attached hereto. Schedule A and Schedule B attached hereto set forth the following information as to each such person:

(i). name;

(ii). residence or business address;

(iii). present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv). citizenship.

Other than as set forth on Schedule A attached hereto, during the last five years, to the best of the Reporting Persons’ knowledge, no person named on Schedule A or Schedule B attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is amended to include the following after the final paragraph:

Release and Distribution of Escrowed Shares

Between February and September 2021, all 11,950,286 of the Escrowed Shares were released to Felix Investments pursuant to the terms of the Escrow Agreement and the WPX Purchase Agreement and thereafter distributed, through a series of transactions, to certain members of Felix Energy, including EnCap Fund X. In connection with such distributions, EnCap Fund X received an aggregate of 3,642,267 shares of WPX Common Stock.

Open Market Sales

On October 19, 2021, EnCap Fund IX and EnCap Fund X sold an aggregate of 10,000,000 shares of the Common Stock on the open market at a weighted average price per share of $40.00 for total proceeds of $400,000,000.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D relating to such Reporting Person and is incorporated by reference into this Item 5.

(b) EnCap Partners GP is the sole general partner of EnCap Partners, which is the managing member of EnCap Holdings, which is the sole member of EnCap Investments GP, which is the sole general partner of EnCap Investments LP. EnCap Investments LP is the sole general partner of EnCap Fund IX GP and EnCap Fund X GP, which are the sole general partners of EnCap Fund IX and EnCap Fund X, respectively. Therefore, (i) EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP and EnCap Fund IX GP may be deemed to beneficially own the Common Stock owned by EnCap Fund IX and (ii) EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP and EnCap Fund X GP may be deemed to beneficially own the Common Stock owned by EnCap Fund X.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons or, to their knowledge, any of its directors, executive officers or other control persons named on Schedule A or Schedule B, attached hereto, has effected any transaction in the Common Stock during the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported on this Schedule 13D.

(e) On October 19, 2021, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description of Exhibit

1.1	Joint Filing Agreement, dated as of February 24, 2021 (incorporated by reference to Exhibit 1.1 to Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on February 25, 2021).

2.1	Purchase and Sale Agreement, dated as of December 6, 2015, by and among Felix Energy Holdings, LLC, EnCap FEx Holdings, LLC, Felix Stack Investments, LLC, DEPCO Delaware, L.L.C., Devon Energy Production Company, L.P. and Devon Energy Corporation (incorporated by reference to Exhibit 2.1 to the Original Schedule 13D filed by the Reporting Persons with the SEC on January 13, 2021).

2.2	First Amendment to Purchase and Sale Agreement, dated as of December 11, 2015, by and among Felix Energy Holdings, LLC, EnCap FEx Holdings, LLC, Felix Stack Investments, LLC, DEPCO Delaware, L.L.C. and Devon Energy Production Company, L.P. (incorporated by reference to Exhibit 2.2 to the Original Schedule 13D filed by the Reporting Persons with the SEC on January 13, 2021).

2.3	Second Amendment to Purchase and Sale Agreement, dated as of December 22, 2015, by and among Felix Energy Holdings, LLC, EnCap FEx Holdings, LLC, Felix Stack Investments, LLC, DEPCO Delaware, L.L.C. and Devon Energy Production Company, L.P. (incorporated by reference to Exhibit 2.3 to the Original Schedule 13D filed by the Reporting Persons with the SEC on January 13, 2021).

2.4	Third Amendment to Purchase and Sale Agreement, dated as of January 7, 2016, by and among Felix Energy Holdings, LLC, EnCap FEx Holdings, LLC, Felix Stack Investments, LLC, DEPCO Delaware, L.L.C., Devon Energy Production Company, L.P. and Devon Energy Corporation (incorporated by reference to Exhibit 2.4 to the Original Schedule 13D filed by the Reporting Persons with the SEC on January 13, 2021).

2.5	Agreement and Plan of Merger, dated as of September 26, 2020, by and among Devon Energy Corporation, East Merger Sub, Inc. and WPX Energy, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Devon Energy Corporation with the SEC on September 28, 2020).

10.1	Stockholders’ Agreement, dated as of January 7, 2021, by and among Devon Energy Corporation, Felix Investments Holdings II, LLC and EnCap Energy Capital Fund X, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Devon Energy Corporation with the SEC on January 7, 2021).

10.2	Registration Rights Agreement, dated as of January 7, 2021, by and between Devon Energy Corporation and Felix Investments Holdings II, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Devon Energy Corporation with the SEC on January 7, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2021

EnCap Energy Capital Fund IX, L.P.

By:	EnCap Equity Fund IX GP, L.P.,
its General Partner

By:	EnCap Investments L.P.,
its General Partner

By:	EnCap Investments GP, L.L.C.,
its General Partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Energy Capital Fund X, L.P.

By:	EnCap Equity Fund X GP, L.P.,
its General Partner

By:	EnCap Investments L.P.,
its General Partner

By:	EnCap Investments GP, L.L.C.,
its General Partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Partners GP, LLC

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

Schedule A

CONTROL PERSONS OF THE ENCAP FUNDS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of the EnCap Funds are set forth below:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
EnCap Equity Fund IX GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund IX, L.P	n/a	n/a

EnCap Equity Fund X GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund X, L.P	n/a	n/a

EnCap Investments L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Equity Fund IX GP, L.P. and EnCap Equity Fund X GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of EnCap Investments GP, L.L.C	n/a	n/a

EnCap Partners, LP 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Partners, LP	n/a	n/a

On July 10, 2018, EnCap Investments L.P. (“EnCap”) entered into a settlement with the United States Securities and Exchange Commission (the “SEC”) under which EnCap consented to the entry of an order (the “Order”) that finds that EnCap violated Section 206(4) under the Investment Advisers Act of 1940 (the “Advisers Act”) and Rule 206(4)-5 thereunder. Solely for the purpose of settling these proceedings, EnCap admitted to the SEC’s jurisdiction, the subject matter of these proceedings and consented to the Order. The Order required EnCap to cease and desist from committing or causing any violations and any future violations of Section 206(4) of the Advisers Act and Rule 206(4)-5 thereunder, to be censured and to pay a civil monetary penalty in the amount of $500,000 to the SEC.

A-1

Schedule B

CONTROL PERSONS OF ENCAP PARTNERS GP

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the control persons of EnCap Partners GP are set forth below. All members of the Board of Managers of EnCap Partners GP listed below are citizens of the United States.

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
David B. Miller 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219	Managing Partner	Managing Partner	EnCap Partners GP, LLC 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219

Gary R. Petersen 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

D. Martin Phillips 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Robert L. Zorich 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Jason M. DeLorenzo 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Douglas E. Swanson, Jr. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

B-1